EXHIBIT 18.1

February 27, 2018

Board of Supervisory Directors of
Frank’s International N.V.
10260 Westheimer, Suite 700
Houston, TX 77042

Supervisory Directors:

We are providing this letter to you for inclusion as an exhibit to Frank’s International N.V.’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated February 27, 2018. Note 1 to the financial statements describes a change in accounting principle pertaining to the date the Company's annual impairment test is performed for goodwill associated with its U.S. Services and Manufacturing reporting units from December 31 to October 31. It should be understood that the preferability of one acceptable method of accounting over another for a change in the annual impairment testing date for goodwill has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, 1000 Louisiana, Suite 5800, Houston, Texas 77002
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us